Hilltop Holdings Inc. 200 Crescent Court, Suite 1330 Dallas, Texas 75201 Tel: 214.855.2177 Fax: 214.855.2173 www.hilltop-holdings.com NYSE: HTH

July 10, 2009	Via EDGAR & Facsimile

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attn:  Michael McGowan

Re:	Hilltop Holdings Inc.
Amendment No. 1 to Form S-3
File No. 333-160047

Ladies and Gentlemen:

Hilltop Holdings Inc., a Maryland corporation (the “Company”), pursuant to Rule 461 under the Securities Act of 1933, as amended, respectfully requests that the effective date for the above-captioned Registration Statement be accelerated to become effective on July 14, 2009 at 9:00 a.m. (Washington, D.C. time) or as soon thereafter as practicable.

The Company hereby acknowledges that:

1.                                       should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.                                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.                                       the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, or require any additional information, please do not hesitate to call me at (214) 855-2181.

Very truly yours,

Hilltop Holdings Inc.

/s/ COREY G. PRESTIDGE

Corey G. Prestidge
General Counsel